2004
FIRST QUARTER REPORT
BENGUET CORPORATION
AND SUBSIDIARIES


     Benguet Corporation reports a slightly
better first quarter this year than last year. This is on account of the improved performance of the Acupan Contract Mining
Project and the Irisan Lime Project. Your
Companys eco-tourism venture, the Benguet
Mines Tourism Village, also fared better.
These accomplishments in the Benguet District serve as a backdrop to the momentum your Company is slowly gaining, as it is now the only remaining complying proponent, from an initial group of five bidders, for the Baguio bulk water supply project.